UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101 Information to Be Included In Statements Filed Pursuant To
Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Providence Service Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

743815102
(CUSIP Number)

Eric S. Gray 13401 Railway Drive Oklahoma City, Oklahoma 73114 (405) 752-8802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: 73114 Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Oklahoma, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,292,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 18.6%
14.	Type of Reporting Person (See Instructions): OO

Page 2 of 10 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Avalon Correctional Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Oklahoma, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,292,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 18.6%
14.	Type of Reporting Person (See Instructions): CO

Page 3 of 10 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Donald E. and Tiffany Smith, Joint Tenants
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	7,200
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	7,200
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,300,095
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 18.7%
14.	Type of Reporting Person (See Instructions): IN

Page 4 of 10 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Michael Bradley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,000
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	1,000
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,293,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 18.6%
14.	Type of Reporting Person (See Instructions): IN

Page 5 of 10 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Eric S. Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,000
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	1,000
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,293,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 18.6%
14.	Type of Reporting Person (See Instructions): IN

Page 6 of 10 Pages

This Amendment No. 2 (this “Second Amendment”) to Schedule 13D is filed on behalf of the Filing Parties named in the Prior 13D and Avalon Correctional Services, Inc., a Nevada corporation (“Avalon”), with the Securities and Exchange Commission (the “Commission”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of The Providence Service Corporation, a Delaware corporation (the “Issuer”).  This Second Amendment amends the initial statement on Schedule 13D filed by the Filing Parties on November 7, 2008 (the “Prior 13D”) and Amendment No. 1 thereto filed on January 22, 2009 (“Amendment No. 1” and with the Prior 13D, the “Schedule 13D”), to reflect the addition of Avalon as one of the Filing Parties and as otherwise set forth below.  Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.  Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 2.                  Identity and Background

Item 2 is hereby amended to add the following information:

(a), (b), (c) and (f).  In addition to the Filing Parties named in the Schedule 13D, Avalon is hereby added as one of the Filing Parties.  Avalon is a Nevada corporation whose principal business is the ownership and operation of private community correctional facilities.  Avalon and its wholly-owned subsidiaries specialize in operating private community correctional facilities and providing alternative correctional programming.  Avalon’s principal place of business is in in Oklahoma City, Oklahoma.  Avalon’s principal business address is 13401 Railway Drive, Oklahoma City, Oklahoma  73114.  Although 73114 was disclosed to be a wholly-owned subsidiary of Avalon in the Schedule 13D, the Filing Parties have determined to add Avalon as one of the Filing Parties in this Second Amendment out of an abundance of caution.

(d) and (e).  During the last five years, (i) Avalon has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) Avalon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and Avalon is not and has not been, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following information:

Avalon has not separately purchased any shares of Common Stock, but Avalon beneficially owns all of the shares of Common Stock held by 73114 as the sole member of 73114.  Avalon funded 73114 with capital to enable it to acquire the shares it holds, as described in the Schedule 13D, with Avalon’s working capital.

Item 4.                  Purpose of Transaction

Item 4 is hereby amended to add the following before the final paragraph of the Item. In some instances, the following disclosures supersede the information included in the Schedule 13D.

The Issuer’s outside legal counsel responded to 73114’s two inspection demands in letters dated January 26, 2009.  As to the demand for inspection of the stockholder list, counsel stated that the Issuer would make the requested list available, and 73114 has obtained the stockholder list.  As to the books and records demand, counsel for the Issuer refused to make any books and records available asserting that the demand was “extraordinarily overbroad, patently inappropriate, unduly burdensome and devoid of a proper purpose, and, as such, represent an egregious abuse of the Section 220 demand process.”  The full text of these response letters and a press release issued by the Issuer were attached as exhibits in a Form 8-K filed by the Issuer on January 26, 2009.

Page 7 of 10 Pages

On February 5, 2009, the Filing Parties, acting as the Providence Committee for Accountability, filed a preliminary consent soliciting statement with the Commission (the “Statement”).  The Filing Parties would seek through the Statement nine changes to the Issuer’s bylaws, including provisions that would:  (a) fill board vacancies either by a stockholder vote or by the affirmative vote of 75% of the directors then in office, (b) reimburse stockholders that nominate successful director candidates, (c) elect directors by majority vote in uncontested elections, (d) allow stockholders with 25% or more of the outstanding shares to call special meetings, (e) limit the chair’s ability to adjourn a stockholders’ meeting when a quorum is present, (f) eliminate advance notice provisions for director nominees or stockholder business, (g) eliminate pre-textual questionnaires and “agreements” for director nominees, (h) remove the board’s control over the record date in consent solicitations, and (i) require the affirmative vote of 75% of the directors then in office to approve changes to stockholder adopted or amended bylaws unless approved by the stockholders.

The Issuer responded to the filing by issuing a press release criticizing the management of Avalon.  The release did not address the bylaw proposals in the Statement or the Filing Parties’ concerns about excessive compensation levels and imprudent acquisitions, as noted in the prior inspection demand.  The full text of the Issuer’s press release is attached as an exhibit in additional soliciting material filed by the Issuer on February 6, 2009, with the Commission.

In an attempt to avoid needless litigation with the Issuer about the scope of the prior books and records demand, 73114 narrowed the scope of the requested documents, added more specificity about the bases of its concerns, and on February 10, 2009, delivered a second stockholder demand for inspection of the Issuer’s books and records.  The demand seeks documents relating to executive compensation decisions, to business acquisition decisions, and to asset valuation determinations since January 1, 2007.  The demand also seeks specific documents concerning the resignation of Stephen I. Geringer, a director and chairperson of the Issuer’s compensation committee, and the negotiation and execution of a subsequent consulting agreement between him and the Issuer.

73114 believes it has credible evidence of breaches of fiduciary duties and waste in the granting of excessive executive compensation and in the Issuer’s lack of due diligence and overpayment for recent acquisitions.  Such breaches are shown by steep increases in executive compensation as the Issuer changed its compensation consultant and as its compensation committee chairperson resigned and received a consulting agreement.  As executive compensation increased, market capitalization fell sharply, which 73114 believes is due in significant part to acquisitions that management knew or should have known were too costly.  The Issuer’s overpayment for acquisitions is evidenced by the significant asset impairments announced by the Issuer within months of the largest acquisition and by intervening stock sales by management.

The foregoing description of the demand is qualified in its entirety by reference to the letter attached hereto as Exhibit 99.4.

Page 8 of 10 Pages

Item 5.                  Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in the following respects:

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Donald E. Smith and Tiffany Smith	2,300,095	7,200	2,292,895	18.7%

Michael Bradley	2,293,895	1,000	2,292,895	18.6%

Eric S. Gray	2,293,895	1,000	2,292,895	18.6%

73114 Investments, L.L.C.	2,292,895	0	2,292,895	18.6%

Avalon Correctional Services, Inc.	2,292,895	0	2,292,895	18.6%

*  Based on 12,321,736 shares of Common Stock outstanding as of November 3, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

Each of the Smiths, Bradley and Gray disclaims beneficial ownership of the securities held by the other individual Filing Parties, and Bradley and Gray disclaim any beneficial ownership of the securities held by 73114.  73114 and Avalon disclaim beneficial ownership of the securities held by the other Filing Parties.  Notwithstanding the foregoing disclaimers, the number of shares of Common Stock reported as beneficially owned by each of the Smiths, Bradley and Gray with shared voting and dispositive powers includes all 2,292,895 shares of Common Stock owned directly by 73114, for which each of the Smiths, Bradley and Gray serves as a manager.  The number of shares of Common Stock reported as beneficially owned by Avalon with shared voting and dispositive powers includes all 2,292,895 shares of Common Stock owned directly by 73114, of which Avalon is the sole member.

(c) During the past 60 days, the Filing Parties effected no transactions in the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

Each of the Smiths, Bradley and Gray hold executive officer and/or managerial positions in 73114 and Avalon.  Accordingly, each of such parties has the rights and power pursuant to their positions in 73114 and Avalon to affect the disposition and voting of the Common Stock of the Issuer held by 73114.  Avalon, through the exercise of its rights as the sole member of 73114, has the power to affect or otherwise control the disposition and voting of the Common Stock of the Issuer held by 73114.  In addition, other than the Amended Joint Filing Agreement, dated as of February 11, 2009, between the Filing Parties (the “Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Schedule and any and all amendments and supplements thereto with the Commission, there are no other contracts, arrangements, understandings or relationships among the Filing Parties with respect to the Common Stock of the Issuer.

Item 7.                  Material to Be Filed as Exhibits

The following documents are filed herewith:

24.1	Power of attorney dated February 11, 2009.

99.1	Amended Joint Filing Agreement dated February 11, 2009, by and among 73114 Investments, L.L.C., Avalon Correctional Services, Inc., Donald E. Smith, Tiffany Smith, Eric S. Gray and Michael Bradley.

99.2	Letter from 73114 Investments, L.L.C. to The Providence Service Corporation dated January 22, 2009.(1)

99.3	Letter from 73114 Investments, L.L.C. to The Providence Service Corporation dated January 22, 2009.(1)

99.4	Letter from 73114 Investments, L.L.C. to The Providence Service Corporation dated February 10, 2009.
___________________

(1)	Filed with Amendment No. 1.

Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 13, 2009	/s/ Donald E. Smith
Donald E. Smith, for himself and as attorney-in-fact for Tiffany Smith, Eric S. Gray and Michael Bradley

73114 Investments, L.L.C.

By:	/s/ Donald E. Smith
Donald E. Smith, Chief Executive Officer

Avalon Correctional Services, Inc.

By:	/s/ Donald E. Smith
Donald E. Smith, Chief Executive Officer

Page 10 of 10 Pages